UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 393rd MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 13rd, 2019

1.         DATE, TIME AND PLACE: At 6 p.m., on December 13rd, 2019 in the headquarters of the Company, located at Jorge de Figueiredo Correa Street, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397 in the City of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTION TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the item on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To take cognizance, in terms of Resolution N. 2019398-E, of the Management Proposal (“Proposal”) to amend CPFL Energia S.A. (“CPFL Energia” or “Company”) Bylaws and to submit the Proposal to the Extraordinary Shareholder’s Meeting of the Company, to be held on January 15th, 2020, as follows:

(a) To amend the caput and items (a) to (i) of Article 18 of CPFL Energia’s Bylaws to:

(a.i) to exclude the Deputy Chief Financial Officer position;

(a.ii) to create the Strategy, Innovation and Business Excellence Vice President position, with the following attributions: to conduct and lead the strategy and innovation (including Research & Development), as well as the quality and business excellence management, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan;

(a.iii) to change the name and attributions of the Business Development and Planning Vice-President, which shall be called Business Development Vice-President and have the following attributions: to conduct and lead the assessment of the potential new businesses and the development of new businesses related to the areas of electricity distribution, generation, commercialization, transmission and services, and other related or complementary activities; the assessment of potential business and assets sales, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan;

(a.iv) to change the attributions of the Business Management Vice-President that shall have the following attributions: to conduct and lead the information technology, supplies, infrastructure and logistics processes and systems, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, in the Company and its direct and indirect subsidiaries, in line with the Company’s strategic plan;

(a.v) to change the wording of the attributions of the Market Operations Vice President position to clarify it as follows: to conduct and lead the generation, commercialization, transmission and services businesses of direct and indirect subsidiaries of the Company and coordinate CPFL Renováveis’ business, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan;

(a.vi) the consequential change in the wording of Article 18, which shall become effective with the following wording:

 Article 18 - The Board of Executive Officers shall be comprised of ten (10) members: (i) one of them to act as Chief Executive Officer, (ii) one as Senior Executive Vice President,  (iii) one as Executive Vice President, (iv) one as Regulated Operations Vice President, (v) one as Market Operations Vice President,  (vi) one as Legal and Institutional Relations Vice President; (vii) one as Business Development Vice President,  (viii) one as Chief Financial Officer, who shall also perform the duties of Investors Relations Officer; (ix) one as Strategy, Innovation and Business Excellence Vice President and  (x) one as Business Management Vice President.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

(a) Of the Chief Executive Officer:  to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws and by the Board of Directors. The Chief Executive Officer has as his/hers  exclusive duties:

(i) to call and to chair the meetings of the Board of Executive Officers;

(ii) to grant leave to the members of the Board of Executive Officers and appoint their substitutes;

(iii) to coordinate and guide the work of the Vice Presidents;

(iv) to recommend to the Board of Directors the areas of each Vice President;

(v) to make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi) to represent the Company in the Shareholders’ Meetings and/or Quota holders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint a Vice President in his/her place, to represent the Company; and

(vii) to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

(b) Of the Senior Executive Vice President:  to assist the Chief Executive Officer in all of his/hers duties. The Senior Executive Vice President have as his/hers exclusive duties, in connection with the company and its direct and indirect subsidiaries and associates:

(i) to supervise the development of new business, administrative and financial activities;

(ii) to supervise the communication, legal, sustainability, information technology, supply chain, and infrastructure activities;

(iii) to supervise the energy distribution, generation, transmission,  and trading, and service operations.

(c) Of the Executive Vice President:

(i) to assist the Senior Executive Vice President in all of his/hers duties.

(ii) to conduct and lead the human resources management of the Company and its direct and indirect subsidiaries and associates.

(d) Of the Regulated Operations Vice President: to conduct and lead the businesses related to distribution of electric energy, in observance and ensuring the observation of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes of the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

(e) Of the Market Operations Vice President: to conduct and lead the generation, commercialization, transmission and services businesses of direct and indirect subsidiaries of the Company and coordinate CPFL Renováveis’ business, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

(f) Of the Legal and Institutional Relations Vice President: to conduct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal standards, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

(g) Of the Business Development Vice-President: to conduct and lead the assessment of the potential new businesses and the development of new businesses related to the areas of electricity distribution, generation, commercialization, transmission and services, and other related or complementary activities; the assessment of potential business and assets sales, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

(h) Of the Chief Financial and Investors Relations Officer: to conduct and lead the administration of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets;

(i) Strategy, Innovation and Business Excellence Vice President: to conduct and lead the strategy and innovation (including Research & Development), as well as the quality and business excellence management, in the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan;

(j) Of the Business Management Vice President:  to conduct and lead the information technology, supplies, infrastructure and logistics processes and systems, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, in the Company and its direct and indirect subsidiaries, in line with the Company’s strategic plan.

(b) the Bylaws’ consolidation.

(ii) To approve, pursuant to Article 124 of Federal Law 6,404/76 and Article 17, item “d” of the Bylaws, the call of notice to the Extraordinary Shareholders’ Meeting of the Company, to be held on January 15th, 2020 at 10:00 a.m.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors’ Meetings Book.

Campinas, December 13th, 2019.

Valter Matta

(Secretary)

Bo Wen

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.